Supplement to the

Fidelity Private Credit Fund

January 9, 2023 Prospectus

On May 10, 2023, the Board voted unanimously to amend the Distribution Reinvestment Plan to clarify the treatment of plan participants in cases where shareholders who are plan participants have elected to tender their Common Shares in full.

Effective immediately, the following disclosure supersedes and replaces the third sentence in the fourth paragraph in the section of the Prospectus entitled “Distribution Reinvestment Plan.”

If a participant elects to tender its Common Shares in full and such full tender is accepted by the Fund, any Common Shares issued to the participant under the distribution reinvestment plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the distribution reinvestment plan will be terminated as of the expiration date of the applicable tender offer.